UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

XTANT MEDICAL HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98420P308
(CUSIP Number)

OrbiMed Advisors LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98420P308
1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,214,321 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,214,321 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,214,321 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IA
_______________________
(1)	Evidenced by (i) 9,207,012 shares of the Issuer’s Common Stock (“Shares”) and (ii) 7,309 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).

(2)
This percentage is calculated based upon 13,080,282 Shares of the Issuer issued and outstanding on a pro forma basis as of February 15, 2018, as set forth in the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2018, and includes 7,309 Shares issuable upon exercise of the Warrants.

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and Samuel D. Isaly originally filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2017 (the “Statement”) and amended by Amendment No. 1 thereto filed with the SEC on January 17, 2018.  The Statement relates to the common stock, par value $0.000001 per share (the “Shares”), of Xtant Medical Holdings, Inc. (formerly Bacterin International Holdings, Inc.), a Delaware corporation (the “Issuer”), with its principal offices located at 664 Cruiser Lane, Belgrade, Montana 59714.  The Shares are listed on the NYSE American LLC (formerly the NYSE MKT) under the ticker symbol “XTNT”.

This Amendment No. 2 is being filed to report that on February 14, 2018, the Issuer closed the Tier 2 Transaction and the Private Placement (each as described in Item 6 below), and also to report that Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding Shares.

On January 11, 2018, the Issuer entered into a Restructuring and Exchange Agreement (the “Restructuring Agreement”) with ROS Acquisition Offshore LP (“ROS Acquisition”), OrbiMed Royalty Opportunities II, LP (“ORO II” and, together with ROS Acquisition, the “OrbiMed Purchasers”) and certain other parties, and into certain related agreements.  The terms of the Restructuring Agreement and related agreements are summarized in Item 6 below.

As part of the transactions contemplated by the Restructuring Agreement, on February 13, 2018, following the conclusion of a special meeting of its stockholders (the “Special Meeting”), the Issuer effected a reverse stock split at a ratio of 1-for-12 (the “Reverse Stock Split”).  Except as otherwise noted, references in this Amendment No. 2 to numbers of Shares give effect to the Reverse Stock Split.

Item 2.	Identity and Background

(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware (the “Reporting Person”).

(b) – (c), (f)          Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment manager of Royalty Opportunities S.à.r.l (“ROS”) and OrbiMed Royalty Opportunities II, LP (“ORO II”), which hold the Shares as more particularly described in Item 1 above.  Advisors is also the investment manager of ROS Acquisition, a Cayman Islands exempted limited partnership, which is a wholly-owned subsidiary of ROS.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) – (e) During the last five years, neither the Reporting Person nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 14, 2018, the OrbiMed Purchasers purchased from the Issuer in the Private Placement described in Item 6 below an aggregate of 945,819 Shares at a price per Share of $7.20.  The source of funds for such purchase was the working capital of ROS and ORO II and capital contributions made to ROS and ORO II.

In addition, as more fully described in Item 6, on February 14, 2018, an aggregate of 8,031,930 Shares were issued to the OrbiMed Purchasers in exchange for certain notes held by them.

Item 4.	Purpose of Transaction

The Reporting Person caused ROS and ORO II to acquire Shares and other securities of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of ROS and ORO II.

Earlier in 2017, however, as reported in the original Statement, the Reporting Person, after reviewing its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities, engaged in discussions with the Issuer’s management regarding possible conversion of some or all of the Notes into common equity of the Issuer and/or exchange of some or all of the Notes for common equity of the Issuer at negotiated conversion or exchange ratios, financing strategies and governance topics.  Such discussions continued following the filing of the original Statement.  The Restructuring Agreement and related agreements summarized in Item 6 below resulted from such discussions.

In addition to the foregoing, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, it may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)          As of the date of this filing, the Reporting Person may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, to be the beneficial owner of 9,214,321 Shares, including warrants to purchase 7,309 Shares.  Based upon information contained in the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2018, such Shares deemed to be indirectly beneficially owned by the Reporting Person constitutes approximately 70.4% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the investment manager of ROS, ROS Acquisition and ORO II, may be deemed to indirectly beneficially own the Shares held by ROS, through its ownership of ROS Acquisition, and ORO II.   As a result, Advisors has the power to direct the vote and to direct the disposition of the Shares held by ROS Acquisition and ORO II.    Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by ROS Acquisition and ORO II.

(c)          Except as reported in Item 6, the Reporting Person has not effected any transactions in the Shares during the past sixty (60) days.

(d)          Not applicable.

(e)          As of January 24, 2018, Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Advisors is the investment manager of ROS, ROS Acquisition, and ORO II.  Pursuant to these relationships, Advisors has discretionary investment management authority with respect to the assets of ROS Acquisition and ORO II.  Such authority includes the power of Advisors to vote and otherwise dispose of securities held by ROS, through its ownership of ROS Acquisition and ORO II.  The aggregate number of fully diluted Shares held by ROS and ORO II is 9,214,321 (which includes Shares subject to Warrants).  Advisors may be considered to hold indirectly 9,214,321 Shares.

Matthew Rizzo (“Rizzo”) and Michael Eggenberg (“Eggenberg”), both of whom are employees of Advisors, were elected to the Board at the Special Meeting, and, accordingly, the Reporting Person may have the ability to affect and influence control of the Issuer.  From time to time, Rizzo and/or Eggenberg may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Rizzo and Eggenberg are obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefit are provided to OrbiMed Purchasers.

Background

Between 2012 and 2017 the Reporting Persons acquired 475,439 Shares of the Issuer, warrants to purchase 87,719 Shares of the Issuer (the “Warrants”), and notes (“Notes”) convertible into 14,386,229 newly issued Shares (all such amounts before giving effect to the Reverse Stock Split).

Indenture

On July 31, 2015, the Issuer completed an offering of $65 million aggregate principal amount of 6.00% convertible senior unsecured notes in a private offering when it entered into an Indenture (the “Indenture”) with Wilmington Trust, National Association (the “Trustee”).  In connection with the offering, Advisors, pursuant to its authority as investment manager, caused the “OrbiMed Purchasers” to purchase $52 million aggregate principal amount of the convertible notes.  Pursuant to the terms of the notes, at any time prior to the close of business on the second business day immediately preceding July 15, 2021 (the “Maturity Date”), the holders could convert their notes into Shares (together with cash in lieu of fractional Shares) at an initial conversion price of approximately $3.88 per Share.

Securities Purchase Agreements

2016 Notes

On April 14, 2016, the Issuer and the OrbiMed Purchasers entered into a securities purchase agreement (the “2016 SPA”), pursuant to which the Issuer issued $2,238,166 aggregate principal amount of convertible senior unsecured notes (the “2016 Notes”) in a private placement to the OrbiMed Purchasers.  The 2016 Notes accrued interest at a rate equal to 6.00% per year.  The OrbiMed Purchasers could convert the 2016 Notes into Shares (together with cash in lieu of fractional Shares) at an initial conversion price of approximately $2.90 per Share.

Indenture Notes SPA

On January 17, 2017, the Issuer entered into an indenture notes securities purchase agreement (the “Indenture Notes SPA”) and a convertible promissory notes securities purchase agreement (the “PIK Notes SPA”) with the OrbiMed Purchasers.

In order to satisfy interest obligations the Issuer owed to the OrbiMed Purchasers pursuant to $52,000,000 of convertible promissory notes issued under the Indenture, the Issuer entered into the Indenture Notes SPA, pursuant to which the OrbiMed Purchasers agreed to purchase a new series of 6% convertible senior notes in the aggregate principal amount of $564,300 and $995,700, respectively (the “Indenture Notes”).  The Indenture Notes were convertible into Shares at a conversion price of $0.7589 per Share at any time prior to the close of business on the second business day immediately preceding the Maturity Date.  Interest under the Indenture Notes accrued at a rate of 6% per year.

In order to satisfy interest obligations the Issuer owed to the OrbiMed Purchasers pursuant to $2,238,166 of convertible promissory notes issued under the 2016 SPA, the Issuer entered into the PIK Notes SPA, pursuant to which the OrbiMed Purchasers agreed to purchase a new series of 6% convertible senior notes in the aggregate principal amount of $24,288.41 and $42,856.59, respectively (the “PIK Notes” and, collectively with the Indenture Notes, the “2017 Notes”).  The PIK Notes were convertible into Shares at a conversion price of $0.7589 per Share at any time prior to the close of business on the second business day immediately preceding the Maturity Date.  Interest under the PIK Notes accrued at a rate of 6% per year.

Restructuring Agreement – Tier 1 and Tier 2 Transactions

On January 11, 2018, the OrbiMed Purchasers entered into the Restructuring Agreement with the Issuer and certain other investors in the Issuer.  Pursuant to the Restructuring Agreement, the OrbiMed Purchasers agreed to convert an aggregate of $1.627 million original principal amount, plus accrued interest, of the Issuer’s outstanding 2017 Notes (as such term is defined above under “Background – Securities Purchase Agreements – Indenture Notes SPA”) issued to ROS Acquisition and ORO II in January 2017 at the $0.7589 per Share conversion rate originally provided thereunder in January 2018 (the “Tier 1 Transaction”).  On January 17, 2018, the Issuer, ROS Acquisition and ORO II entered into an amendment to the 2017 Notes (the “2017 Notes Amendment”), which amended the 2017 Notes by removing limitations on stock ownership that would prevent any holder or any of its affiliates from effecting a conversion of the 2017 Notes if such conversion would result in the holder or any of its affiliates beneficially owning in excess of 9.99% of the then outstanding Shares and providing that the Conversion Consideration (as defined therein) shall be payable upon all outstanding principal amount plus accrued and unpaid interest of the 2017 Notes.  The 2017 Notes Amendment was entered into to enable ROS Acquisition and ORO II to convert the 2017 Notes pursuant to the Tier 1 Transaction.  On January 17, 2018, following entering into of the 2017 Notes Amendment, ROS Acquisition ORO II converted the 2017 Notes and received 2,275,745 newly issued Shares (229,264 Shares after giving effect to the Reverse Stock Split), thereby consummating the Tier 1 Transaction.

On February 13, 2018, the proposals described in the Issuer’s proxy statement for the Special Meeting (the “Proposals”) were approved by the Issuer’s stockholders.  On February 14, 2018, the remaining $70.238 million aggregate principal amount of the Issuer’ outstanding Notes (the “Remaining Notes”) held by the OrbiMed Purchasers and the other holders of outstanding Notes (collectively, the “Noteholders”), plus accrued and unpaid interest, were exchanged for newly-issued Shares at an exchange rate of 138.8889 shares per $1,000 principal amount of notes, for an exchange price of $7.20 per share (which, on a pre-reverse stock split basis, equates to an exchange price of $0.60 per share) (the “Tier 2 Transaction”).

Upon consummation of the Tier 2 Transaction, the Remaining Notes were exchanged for 10,401,309 newly-issued Shares (which, on a pre-reverse stock split basis, equates to approximately 124.8 million Shares), of which 8,031,930 Shares were issued to the OrbiMed Purchasers. In addition, on February 14, 2018, the OrbiMed Purchasers purchased from the Issuer in a private placement, simultaneously with the consummation of the Tier 2 Transaction, an aggregate of 945,819 Shares at a price per Share of $7.20 (which, on a pre-Reverse Stock Split basis, equates to a price per Share of $0.60) (the “Private Placement” and, together with the Tier 1 Transaction and the Tier 2 Transaction, the “Transactions”).  Following the consummation of the Transactions, the OrbiMed Purchasers own, in the aggregate, approximately 70.4% of the outstanding Shares.

Support Agreement

On January 11, 2018, the OrbiMed Purchasers and the Noteholders, the Issuer’s executive officers and directors and certain of the Issuer’s stockholders (collectively the “Support Equityholders”), entered into a support agreement (the “Support Agreement”) simultaneously with the execution of the Restructuring Agreement.  Under the Support Agreement, the Support Equityholders agreed to vote their Shares in favor of the approval of: (i) the amendment to the Issuer’s certificate of incorporation and issuance of Shares pursuant to the exchange of the Notes under the Tier 2 Transaction, (ii) any proposal to adjourn or postpone the Special Meeting to a later date, if there are not sufficient votes for the approval of the such proposals on the date on which such meeting is held, and (iii) any other proposal included in Special Meeting Proxy Statement that relates to the consummation of the transactions contemplated by the Restructuring Agreement that the Board recommended the stockholders approve.  The Support Equityholders also appointed ROS Acquisition and ORO II as attorney-in-fact and proxy to vote all applicable shares of the Support Equityholders consistent with the provisions of the Support Agreement.

Registration Rights Agreement

As a condition to the closing of the Transactions, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Noteholders.  Upon demand by the Noteholders, the Registration Rights Agreement requires the Issuer to, among other things, file with the SEC a shelf registration statement (which, initially, will be on Form S-1 and, as soon as the Issuer is eligible, will be on Form S-3) covering the resale, from time to time, of the Shares issuable upon conversion or exchange of the Notes or issued in the Private Placement within 90 days of such demand and to use its best efforts to cause the shelf registration statement to become effective under the Securities Act no later than the 180th day after such demand.

Investor Rights Agreement

As a condition to the closing of the Transactions, the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with ROS Acquisition, ORO II and certain other investors.  Under the Investor Rights Agreement, ROS Acquisition and ORO II are permitted to nominate a majority of the directors and designate the chairperson of the Board at subsequent annual meetings, as long as they maintain an ownership threshold in the Issuer of at least 40% of the then outstanding Shares (the “Ownership Threshold”).  If the OrbiMed Purchasers are unable to maintain the Ownership Threshold, the Investor Rights Agreement contemplates a reduction of nomination rights commensurate with the Issuer ownership interests.   At the request of the Reporting Person, the Issuer nominated Rizzo and Eggenberg, both of whom are employees of Advisors.  At the Special Meeting, the Issuer’s stockholders elected both Rizzo and Eggenberg to the Board.

For so long as the Ownership Threshold is met, the Issuer must obtain the approval of a majority of the Shares held by ROS Acquisition and ORO II to proceed with the following actions: (i) issue new securities; (ii) incur over $250,000 of debt in a fiscal year; (iii) sell or transfer over $250,000 of assets or businesses of the Issuer or its subsidiaries in a fiscal year; (iv) acquire over $250,000 of assets or properties in a fiscal year; (v) make capital expenditures over $125,000 individually, or $1.5 million in the aggregate during a fiscal year; (vi) approve the Issuer’s annual budget; (vii) hire or terminate the Issuer’s chief executive officer; (viii) appoint or remove the chairperson of the Board; and (ix) make loans to, investments in, or purchase, or permit any subsidiary to purchase, any stock or other securities in another entity in excess of $250,000 in a fiscal year.  As long as the Ownership Threshold is met, the Issuer may not increase the size of the Board beyond seven directors without the approval of a majority of the directors nominated by the OrbiMed Purchasers.

The Investor Rights Agreement grants ROS Acquisition and ORO II the right to purchase from the Issuer a pro rata amount of any new securities that the Issuer may propose to issue and sell.  The Investor Rights Agreement may be terminated (a) upon the mutual written agreement of all the parties, (b) upon written notice of any party if ROS Acquisition and ORO II’s ownership percentage of the Shares is less than 10%, or (c) upon written notice of ROS Acquisition and ORO II.

Credit Agreement Amendment

As a condition to the closing of the Transactions, the Issuer entered into an amendment to the Amended and Restated Credit Agreement among the Issuer and the OrbiMed Purchasers entered into on July 31, 2015 (the “Credit Facility”) which amended the Credit Facility as follows:

(a)	Through December 31, 2018, the Issuer will have the option at its sole discretion (i) to pay “payment-in-kind” (“PIK”) interest at LIBOR plus 12% or (ii) pay cash interest at LIBOR plus 10%.

(b)	Beginning January 1, 2019 through June 30, 2019, the Issuer will have the option at its sole discretion to either (i) pay PIK interest at LIBOR plus 15% or (ii) pay cash interest at LIBOR plus 10%.

(c)	Beginning July 1, 2019 through the maturity date of the New Facility, the Issuer will pay cash interest at LIBOR plus 10%.

(d)	All prepayment or repayment fees under the New Facility will be reduced from 9% to 1%.

(e)	The following financial covenants will be revised as follows:

(i)	The Issuer will be required to maintain a minimum Adjusted EBITDA as follows:

Testing Period	Minimum Adjusted EBITDA
Three quarter period ended September 30, 2018	$2.2 million
Four quarter period ended December 31, 2018	$4.0 million
Four quarter period ended March 31, 2019	$5.5 million
Four quarter period ended June 30, 2019	$7.0 million
Four quarter period ended September 30, 2019	$8.5 million
Four quarter period ended December 31, 2019	$10 million
Four quarter period ended March 31, 2020
The greater of (a) $10 million or (b) 75% of projected Adjusted EBITDA for such period pursuant to projections, based on good faith estimates and assumptions believed to be reasonable at the time made, delivered to ROS no later than December 31, 2019

Four quarter period ended June 30, 2020
The greater of (a) $10 million or (b) 75% of projected Adjusted EBITDA for such period pursuant to projections, based on good faith estimates and assumptions believed to be reasonable at the time made, delivered to ROS no later than December 31, 2019

(ii)	The minimum liquidity of the Issuer shall be $500,000 at all times.

(iii)	The minimum revenue base covenant will not be applicable for quarters ended after December 31, 2017.

(iv)	The Issuer will maintain a consolidated senior leverage ratio as follows:

Four Fiscal Quarters Ended	Consolidated Senior Leverage Ratio
June 30, 2019	10.00:1.00
September 30, 2019	10.00:1.00
December 31, 2019	8.00:1.00
March 31, 2020	7.00:1.00
June 30, 2020	7.00:1.00

The foregoing descriptions of the Restructuring Agreement, the Indenture, the 2016 SPA, the 2016 Notes, the Indenture Notes SPA, the Indenture Notes, the PIK Notes SPA, the PIK Notes, the 2017 Notes Amendment, the Registration Rights Agreement, the Investor Rights Agreement and the Facility Amendment do not purport to be complete and are qualified in their entirety by reference to such documents that are attached as exhibits hereto and are incorporated by reference herein.  Other than as described in this Statement, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.
Indenture dated as of July 31, 2015, between Xtant Medical Holdings, Inc. and Wilmington Trust, National Association, a national banking association, as Trustee (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on August 3, 2015).

2.
Securities Purchase Agreement (for sale of the Indenture Notes), dated January 17, 2017, among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.6 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

3.
Convertible Promissory Note in the principal amount of $564,300, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.8 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

4.
Convertible Promissory Note in the principal amount of $995,700, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of ROS Acquisition Offshore LP (incorporated by reference to Exhibit 10.7 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

5.
Securities Purchase Agreement, dated April 14, 2016, among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on April 19, 2016).

6.
Convertible Promissory Note, dated April 14, 2016, made by Xtant Medical Holdings, Inc. in favor of ROS Acquisition Offshore LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on April 19, 2016).

7.
Convertible Promissory Note, dated April 14, 2016, made by Xtant Medical Holdings, Inc. in favor of OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on April 19, 2016).

8.
Securities Purchase Agreement (for sale of the PIK Notes), dated January 17, 2017, among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.10 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

9.
Convertible Promissory Note in the principal amount of $24,288.41, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.12 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

10.
Convertible Promissory Note in the principal amount of $42,856.59, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of ROS Acquisition Offshore LP (incorporated by reference to Exhibit 10.11 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

11.
Restructuring and Exchange Agreement (the “Restructuring Agreement”) among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP, Bruce Fund, Inc., Park West Partners International, Limited, Park West Investors Master Fund, Limited, and Telemetry Securities, L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).

12.
Support Agreement, dated January 11, 2018, by and among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP and the equityholders of Xtant Medical Holdings, Inc. scheduled therein (incorporated by reference to Annex B to the Preliminary Proxy Statement filed with the SEC by Xtant Medical Holdings, Inc. on January 11, 2018).

13.
Form of Investor Rights Agreement among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP, Park West Partners International and Limited, Park West Investors Master Fund, Limited (incorporated by reference to Exhibit D to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).

14.	Form of Registration Rights Agreement (incorporated by reference to Exhibit F to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).
15.
Sixth Amendment, dated as of January 17, 2018, between Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP,  and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 23, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

EXHIBIT INDEX

Exhibit	Description
1.
Indenture dated as of July 31, 2015, between Xtant Medical Holdings, Inc. and Wilmington Trust, National Association, a national banking association, as Trustee (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on August 3, 2015).

2.
Securities Purchase Agreement (for sale of the Indenture Notes), dated January 17, 2017, among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.6 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

3.
Convertible Promissory Note in the principal amount of $564,300, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.8 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

4.
Convertible Promissory Note in the principal amount of $995,700, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of ROS Acquisition Offshore LP (incorporated by reference to Exhibit 10.7 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

5.
Securities Purchase Agreement, dated April 14, 2016, among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on April 19, 2016).

6.
Convertible Promissory Note, dated April 14, 2016, made by Xtant Medical Holdings, Inc. in favor of ROS Acquisition Offshore LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on April 19, 2016).

7.
Convertible Promissory Note, dated April 14, 2016, made by Xtant Medical Holdings, Inc. in favor of OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on April 19, 2016).

8.
Securities Purchase Agreement (for sale of the PIK Notes), dated January 17, 2017, among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.10 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

9.
Convertible Promissory Note in the principal amount of $24,288.41, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.12 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

10.
Convertible Promissory Note in the principal amount of $42,856.59, dated January 17, 2017, made by Xtant Medical Holdings, Inc. in favor of ROS Acquisition Offshore LP (incorporated by reference to Exhibit 10.11 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 20, 2017).

11.
Restructuring and Exchange Agreement (the “Restructuring Agreement”) among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP, Bruce Fund, Inc., Park West Partners International, Limited, Park West Investors Master Fund, Limited, and Telemetry Securities, L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).

12.
Support Agreement, dated January 11, 2018, by and among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP and the equityholders of Xtant Medical Holdings, Inc. scheduled therein (incorporated by reference to Annex B to the Preliminary Proxy Statement filed with the SEC by Xtant Medical Holdings, Inc. on January 11, 2018).

13.
Form of Investor Rights Agreement among Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP, OrbiMed Royalty Opportunities II, LP, Park West Partners International and Limited, Park West Investors Master Fund, Limited (incorporated by reference to Exhibit D to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).

14.	Form of Registration Rights Agreement (incorporated by reference to Exhibit F to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 12, 2018).
15.
Sixth Amendment, dated as of January 17, 2018, between Xtant Medical Holdings, Inc., ROS Acquisition Offshore LP,  and OrbiMed Royalty Opportunities II, LP (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Xtant Medical Holdings, Inc. on January 23, 2018).